UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76543 / December 3, 2015

Admin. Proc. File No. 3-16596

In the Matter of

SOLTERA MINING CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Soltera Mining Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Soltera Mining Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Soltera is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Oraco Res., Inc., Savicorp (a/k/a Savi Media Grp., Inc.), Smoky Mkt. Foods, Inc., Soltera Mining Corp., and Wolverine Holding Corp. (a/k/a Mobility Plus Med. Equip., Inc.),* Initial Decision Release No. 891 (Oct. 1, 2015), 112 SEC Docket 10, 2015 WL 5732444. The Central Index Key number for Soltera Mining Corp. is 1348610.

INITIAL DECISION RELEASE NO. 891
ADMINISTRATIVE PROCEEDING
File No. 3-16596

In the Matter of ORACO RESOURCES, INC., SAVICORP (A/K/A SAVI MEDIA GROUP, INC.), SMOKY MARKET FOODS, INC., SOLTERA MINING CORP., and WOLVERINE HOLDING CORP. (A/K/A MOBILITY PLUS MEDICAL EQUIPMENT, INC.).	INITIAL DECISION AS TO SOLTERA MINING CORP. October 1, 2015

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

Introduction

The Commission initiated this proceeding in June 2015, when it issued an Order Instituting Administrative Proceedings (OIP). As authority, the OIP cited Section 12(j) of the Securities Exchange Act of 1934. OIP at 1; *see* 15 U.S.C. § 78*l*(j). The OIP alleged that Soltera Mining Corp. has a class of securities registered with the Commission under Exchange Act Section 12(g), 15 U.S.C. § 78*l*(g).[1] OIP at 2. The OIP further alleged that Soltera had not filed a periodic report since it filed a Form 10-K for the period ended October 31, 2013. *Id.* According to the OIP, that Form 10-K reported a net loss of $503,079 for the prior year. *Id*. The OIP also alleged that Soltera filed no Forms 10-Q in 2013 or 2014 and no Form 10-K for the period ended October 31, 2014. *Id.* Based on these factual allegations, the OIP alleged that Soltera has failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. OIP at 3; *see* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[1] The proceeding has ended as to all other Respondents. *See Oraco Res., Inc.*, Exchange Act Release No. 75546, 2015 SEC LEXIS 3117 (July 29, 2015); Exchange Act Release No. 75453, 2015 SEC LEXIS 2915 (July 15, 2015); Exchange Act Release No. 75430, 2015 SEC LEXIS 2893 (July 13, 2015); Exchange Act Release No. 75352, 2015 SEC LEXIS 2760 (July 2, 2015).

Procedural History

Soltera filed its Answer to the OIP in June 2015, and admitted the operative factual allegations in the OIP. Answer at 2. Soltera specifically admitted that it was delinquent in meeting its filing obligations. *Id.* It asserted, however, that it would file all remaining delinquent reports, "if given four (4) months." *Id.* Finally, Soltera admitted that it had violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. *Id.*

I held a telephonic prehearing conference on July 7, 2015, during which I granted the parties leave to file motions for summary disposition. *See* Conference Transcript (Tr.) at 10-11; *see also Oraco Res., Inc.*, Admin. Proc. Rulings Release No. 2910, 2015 SEC LEXIS 2790 (July 8, 2015). After the conference, the Division of Enforcement moved for summary disposition, Soltera filed an opposition, and the Division filed a reply in further support of its motion. The Division's motion is supported by fourteen exhibits, including excerpts from various filings Soltera made with the Commission reflected on the Commission's EDGAR database.[2] The Division's exhibit 7 is a table it prepared that purports to provide information related to the timing of all of Soltera's filings. In this Initial Decision, I will refer to the Division's exhibits by their exhibit number. Soltera's opposition is supported by the declarations of: (1) Conrad C. Lysiak, its counsel; (2) Fabio Montanari, its CEO, CFO, and secretary; (3) Waseem Javed, an accountant employed by its auditor; and (4) Rene Daignault, an attorney who has represented Soltera since 2006. I refer to declarations that comprise Soltera's exhibits by reference to the declarants.

Soltera did not file a cross-motion for summary disposition, but moved in its opposition to "set case for trial."

Findings of Fact

Soltera, Central Index Key No. 1348610, is a Nevada corporation located in Santa Ana, California. Answer at 2; OIP at 2; Div. Ex. 2. Since 2006, it has had a class of securities registered with the Commission under Exchange Act Section 12(g). Answer at 2; *see* OIP at 2. Division exhibit 7 shows Soltera's filing history from January 31, 2006, through July 2, 2015. Because Soltera does not dispute the accuracy of exhibit 7, I adopt it for purposes of this Initial Decision.[3] *See* Montanari Declaration at 2-3; *see generally* Opp.

As Division Exhibit 7 reflects, between June 2006 and June 2007, Soltera timely filed five consecutive periodic reports. Div. Ex. 7 at 1. In July 2007, Soltera entered into a stock acquisition agreement under which it agreed to pay $1,500 to acquire from Fabio Montanari all of the shares of Incas Mineral S.A. Div. Ex. 12 at 1-2 (Form 8-K dated July 31, 2007). Under

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[2]   I take official notice of Soltera's EDGAR filings. *See* 17 C.F.R. § 201.323 (permitting the taking of official notice of "any matter in the public official records of the Commission").

[3]   Division exhibit 7 is attached as an appendix to this Initial Decision. The second page of exhibit 7 mistakenly states that Soltera received a delinquency letter on March 25, 2015. The letter was instead received March 25, 2013.

the agreement, Soltera also appointed Montanari to its board of directors and as its president and CEO. *Id.*

During the latter half of 2007 and in 2008, Soltera filed five reports between four and thirty-eight days late. Div. Ex. 7 at 1. Soltera filed its annual report for the period ended October 31, 2008, about seven months late in August 2009. *Id.* After August 2009, Soltera did not file another periodic report until March 2013, when it filed a Form 10-K for the period ended October 31, 2009. *Id.* at 1-2. At that point, sixteen of Soltera's periodic reports were delinquent, including all of its Forms 10-Q and 10-K for 2010, 2011, and 2012. *Id.* at 1-2.

In March 2013, after Soltera filed its Form 10-K for the period ended October 31, 2009, the Commission's Division of Corporation Finance sent Soltera a delinquency letter. Div. Ex. 4. Corporation Finance informed Soltera that it appeared Soltera had not complied with its periodic-reporting obligations. *Id.* at 1. Corporation Finance also warned that if Soltera failed within fifteen days to file all of its outstanding reports, its registration could be subject to revocation. *Id.*

Over the next six months, Soltera filed its Forms 10-K for 2010, 2011, and 2012. Div. Ex. 7 at 2. During the same period, however, it missed the deadline for filing two Forms 10-Q, respectively due in June and September 2013. *Id.*

On October 25, 2013, Soltera filed its delinquent Forms 10-Q for 2009 through 2012. Div. Ex. 7 at 2-3. These filings were between thirteen and fifty-five months late. *Id.* at 2-3.

Soltera next missed the deadline for filing its Form 10-K for the period ended October 31, 2013. Div. Ex. 7 at 3. It filed this report six months late, in August 2014. *Id.* It also missed the deadlines to file the three Forms 10-Q that were due in 2014 and the Form 10-K for the period ended October 31, 2014. *Id.*

In September 2014, Goldlake Group proposed to provide Soltera with up to $500,000 in financing. *See* Montanari Declaration at Ex. A. In exchange, Goldlake Group demanded that Montanari and the members of Soltera's board resign. *Id.* In October 2014, Montanari resigned from Soltera's board and from his corporate officer positions. Div. Ex. 9 (Form 8-K dated Nov. 3, 2014).

After Soltera failed to file a Form 10-Q that was due in March 2015, Div. Ex. 7 at 3, Corporation Finance sent Soltera another letter about its reporting deficiencies and the possibility that its registration would be revoked, Div. Ex. 8. Following its receipt of this letter, Soltera missed the deadline in June 2015 for filing a Form 10-Q. Div. Ex. 7 at 3.

The Commission issued the OIP in this matter on June 17, 2015. On July 2, 2015, Montanari was appointed as Soltera's CEO, CFO, and secretary. Div. Ex. 13 at 2 (Form 8-K dated July 2, 2015). On that same date, Soltera filed its Forms 10-Q for 2013 and 2014. Div. Ex. 7 at 3. These reports were filed between nine and twenty-seven months late. *Id.* Four days later, Soltera filed two delinquent Forms 10-Q, which were respectively due in March and June 2015. *Id.*

By regulation, a registrant that is unable to timely file a quarterly or annual report must file a Form 12b-25 "disclos[ing] its inability to file the report timely and the reasons" for its inability to timely file the report. 17 C.F.R. § 240.12b-25. Between 2006 and July 2015, despite the delinquencies discussed above, Soltera filed a Form 12b-25 just six times. Div. Ex. 7. On twenty-six other occasions when it failed to timely file a periodic report, it did not file a Form 12b-25 reporting its inability to file periodic reports. *Id.*

On August 17, 2015, Soltera filed a Form 10-K for the period ended October 31, 2014. *See* 2014 Form 10-K. This report, filed over six months late, made Soltera current at the time in its filing obligations.[4]

In the report, Soltera's independent auditor stated that Soltera "has never generated [any] revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future," "has a working capital deficiency of" over $1.3 million, "and has accumulated losses" in excess of $7.89 million "since inception." 2014 Form 10-K at F-6. The auditor also stated, "[t]hese factors raise substantial doubt regarding [Soltera's] ability to continue as a going concern." *Id.* The auditor opined that Soltera's ability to continue "as a going concern is dependent upon the continued financial support from its stockholders, the ability of [it] to obtain necessary equity financing to continue operations, confirmation of [its] interests in the underlying properties, and the attainment of profitable operations." *Id.*

Soltera relies heavily on outside financing. Under a 2010 agreement, Goldlake Italia S.p.A. has provided Soltera with over $3.3 million in financing. 2014 Form 10-K at 43-44. Soltera also "entered into a financing agreement with GTS Gold Trading Service DMCC." *Id.* at 43. As of August 2015, however, GTS was in default of the agreement. *Id.*

According to Soltera's most recent Form 10-K, Montanari owns 31.9% of its shares and is its largest shareholder. 2014 Form 10-K at 42-43. Goldlake Italia holds 27.8% and is its second largest shareholder. *Id.* at 42.

Conclusions of law

Rule of Practice 250 governs motions for summary disposition. *See* 17 C.F.R. § 201.250. An administrative law judge "may grant [a] motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law." 17 C.F.R. § 201.250(b). "[S]ummary disposition is appropriate in proceedings . . . brought" under "Exchange Act Section 12(j), where the issuer has not disputed the facts that constitute the violation." *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 SEC LEXIS 2024, at *35 (June 29, 2012). Soltera concedes the operative fact of its failure to timely file its Forms 10-Q in 2013 and 2014 and its Form 10-K for

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[4]   Soltera also timely filed a Form 10-Q for the period ended July 31, 2015, on August 31, 2015. *See* Q2-2015 Form 10-Q.

the period ended October 31, 2014. Answer at 2; OIP at 2. Summary disposition is thus appropriate.

Regarding the merits, the issuer of a security registered with the Commission under Section 12 of the Exchange Act must file annual and quarterly reports with the Commission. 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a). This requirement serves to "'protect[] . . . investors and . . . insure fair dealing' in the company's securities." *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *34 (Nov. 4, 2013) (quoting 15 U.S.C. § 78m(a)). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *21 n.19 (May 23, 2008).

As a result of the undisputed fact that Soltera is the issuer of a security registered with the Commission under Section 12 of the Exchange Act, it was required to file annual and quarterly reports with the Commission. 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a); *see* Answer at 2; OIP at 2. There is also no dispute that Soltera failed to timely file a number of required periodic reports. As a result, it failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. *See* Answer at 2 (conceding that Soltera violated the provisions alleged in the OIP).

Sanctions

The Commission may, "as it deems necessary or appropriate for the protection of investors," revoke or suspend for up to twelve months the registration of a security if it finds that the issuer of the "security has failed to comply with *any* provision of" the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j) (emphasis added); *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 SEC LEXIS 3631, at *5-6 (Sept. 4, 2015). The periodic filing requirements are contained in a provision of the Exchange Act and rules thereunder. *See* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a). As a result, the failure to comply with the periodic filing requirements subjects the registration of the issuer's securities to suspension or revocation.

In proceedings under Exchange Act Section 12(j) involving violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect" of the violations "on the investing public, including both current and prospective investors, . . . on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). In determining the appropriate sanction, the Commission considers a number of factors, including "the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20. This list of factors "is non-exclusive and no single factor is dispositive." *China-Biotics, Inc.*, 2013 SEC LEXIS 3451, at *44.

A. Consideration of the Gateway factors supports revocation

1. Soltera's failures are serious. *See* Opp. at 9 ("[t]he seriousness of the violations is stipulated"). The requirement that issuers file periodic reports is "a central provision of the Exchange Act." *Accredited Bus.*, 2015 SEC LEXIS 3631, at *7. The periodic reporting requirements exist "to supply the investing public with current, accurate financial information about an issuer so that investors may make informed decisions." *Am. Stellar Energy, Inc.*, Exchange Act Release No. 64897, 2011 SEC LEXIS 2455, at *22 (July 18, 2011). Indeed, periodic reports are among "the primary sources of information available to guide the decisions of the investing public." *United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984). When an issuer fails to comply with its reporting obligations, the issuer robs current and potential investors "of the ability to make informed investment decisions based on current and reliable information" about the issuer. *Accredited Bus.*, 2015 SEC LEXIS 3631, at *7. In light of the foregoing, the Commission regards an issuer's "repeated failure to file its periodic reports on time [as] so serious a violation of the Exchange Act that only a strongly compelling showing regarding the other *Gateway* factors would justify a sanction less than revocation." *Calais Res. Inc.*, Exchange Act Release No. 34 67312, 2012 SEC LEXIS 2023, at *18 (June 29, 2012) (citation and internal quotation marks omitted).

Soltera has treated its reporting obligation as a suggested optional exercise rather than a requirement, consistently failing to timely file its periodic reports. By the time Corporation Finance sent Soltera its first delinquency letter in 2013—after Soltera filed its 2009 Form 10-K three years late—Soltera had sixteen reports outstanding.[5] Many of these reports were years overdue. After receiving the delinquency letter, it took Soltera six months to file *some* of the reports that were outstanding at the time of the delinquency letter. And during those six months, Soltera missed two other filing deadlines.

After filing numerous outstanding reports in October 2013, Soltera again missed another series of filing deadlines. By March 2015, when Corporation Finance sent Soltera its second delinquency letter, Soltera had eight reports outstanding. *See* Div. Ex. 7. Four of these outstanding reports were more than a year overdue.

Following the issuance of the second delinquency letter and the institution of this proceeding, Soltera has now filed all of its outstanding reports. But as with its filing in October 2013 of twelve overdue reports, Soltera only made its most recent set of filings after being forcefully prodded by the Commission. Soltera has therefore shown a consistent pattern of ignoring its reporting obligations until being threatened with the revocation of its registration.

The fact that Soltera has recently filed its outstanding reports does not significantly lessen the severity of Soltera's failures. By engaging in a repeated, years-long pattern of ignoring its reporting obligations, Soltera has consistently denied investors information about its current financial status. It has prevented investors from obtaining "accurate financial information" that

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[5] Although some of Soltera's delinquencies fall outside the scope of the allegations listed in the OIP, I am permitted to consider matters outside the scope of the OIP in determining an appropriate sanction. *See Calais Res. Inc.*, 2012 SEC LEXIS 2023, at *29 n.40.

would have allowed them to "make informed decisions." *Am. Stellar Energy, Inc.*, 2011 SEC LEXIS 2455, at *22. Investors have been left for extended periods to guess as to Soltera's financial status. Given the foregoing, Soltera's violations are serious. *Cf. Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 SEC LEXIS 1193, at *17 (Apr. 4, 2014) (finding "serious" violations where company failed to timely file four periodic reports across two years, despite company's filing of past-due reports); *China-Biotics, Inc.*, 2013 SEC LEXIS 3451, at *37 (finding "that [China-Biotics'] violations were serious, recurrent, and demonstrate a high degree of culpability," where China-Biotics failed to "file a single periodic report for more than a year and a half").

2.   Soltera's delinquencies were recurrent and were not isolated. *See Impax Labs., Inc.*, 2008 SEC LEXIS 1197, at *25-26 & n.25; Opp. at 9 ("there were a lot of delinquent reports"). Soltera's record in regard to this factor speaks for itself. Between September 2007 and the institution of the proceeding, Soltera missed the filing deadline for every quarterly and annual report it was required to file. *See* Div. Ex. 7.

3.   Soltera's failure to file its reports reflects a high degree of culpability. Soltera knew that it was required to file periodic reports; it filed six before September 2007, when it started its pattern of delinquency. Div. Ex. 7. Although it knew it was required to file timely periodic reports, it failed to do so. It also knew about the mandatory requirement to file a Form 12b-25 when a registrant is unable to file a Form 10-Q or 10-K; Soltera filed a Form 12b-25 in 2007, five in 2008, and one in 2014. *Id.* at 1, 3; *see* 17 C.F.R. § 240.12b-25(a). Despite this knowledge, Soltera did not file any Forms 12b-25 seeking extensions and "disclos[ing] . . . its inability to" timely file the numerous other periodic reports it failed to timely file. These failures reflect Soltera's complete lack of concern for meeting its reporting obligations and for the investing public.

4.   Soltera has taken steps to remedy its past violations. When the Commission instituted this proceeding, Soltera had eight periodic reports outstanding. It has since filed its outstanding reports and has filed its Form 10-Q for the period ended July 31, 2015. Soltera has thus taken important steps to become current. The weight accorded Soltera's efforts, however, must be balanced against the facts that Soltera only did that which it was required to do all along and only acted when threatened with revocation.

5.   Although Soltera has suggested that it will mend its ways, *see* Opp. at 5, it is impossible to view Soltera's current assurances against future violations with anything but skepticism. Soltera's past failures are a good indicator of how it will act in the future. *Cf. Alra Labs. Inc. v. DEA*, 54 F.3d 450, 452 (7th Cir. 1995) ("An agency rationally may conclude that past performance is the best predictor of future performance."). And, as has been discussed, Soltera's past performance has been poor. Indeed, its past performance suggests that once this proceeding concludes, it will return to its pattern of delinquent filings. Moreover, given Soltera's precarious financial situation, it is possible that it will face the inability to pay auditors once again.

B. *Soltera's arguments in its defense are not convincing*

In its opposition to the Division's motion, Soltera does not fully explain why it failed to timely file so many reports. Soltera says, with reference to Montanari's declaration, that its history of filing delinquencies occurred because its board of directors did not make "sufficient funds available to cover the costs of reporting." Opp. at 5. Even assuming one could glean this interpretation from Montanari's declaration, the claim is undercut by Soltera's October 2013 filing spree. When faced with revocation, Soltera could bring itself to attempt to meet its obligations, despite an alleged lack of funds.

In any event, Soltera's interpretation of Montanari's declaration is misleading and begs the question of why one should now expect Soltera to suddenly change course and begin meeting its reporting obligations without being threatened with revocation. Soltera currently has just two board members, Alessandro Murroni and Arnaldo Massini. 2014 Form 10-K at 39; Div. Ex. 13 at 2. Both Murroni and Massini have been on the board since 2012. 2014 Form 10-K at 39; Div. Ex. 13 at 2. Additionally, from 2007 to 2014, Montanari was also a member of the board and occupied most corporate officer positions. Div. Ex. 9 at 2; Div. Ex. 12 at 2; Div. Ex. 13 at 2. Indeed, in 2012, Montanari, Murroni, and Massini comprised three of the five members of Soltera's board. *See* 2012 Form 10-K at 26. Soltera's current board and corporate officers are thus made up of individuals who were board members in the past when the board allegedly provided inadequate funding. In other words, if inadequate funding by the board was the reason for Soltera's past delinquencies, then Soltera's current board members and officers are to blame.

Furthermore, Soltera's alleged financial inability to comply with its filing obligations is not mitigating. Filing periodic reports is not an optional exercise for registered entities. *See America's Sports Voice*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007). And, if the board was in fact unable to supply funds in order to comply with Soltera's filing requirements, current and potential investors were entitled to know that Soltera's financial situation was perilous.

Montanari says that Soltera was partly hampered by the fact that most of its officers and directors were located in Italy or Argentina and spoke English only as a second language. Montanari Declaration at 2. Soltera echoes this in its motion, but does not explain the relevance of these facts. Opp. at 5. The fact that Soltera's officers and directors speak English as a second language is irrelevant. Soltera registered with the Commission and was thus required to file periodic reports regardless of what language its officers and directors speak. *See* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a 13(a). Moreover, the current officers and directors were all previously officers and directors. Even assuming speaking English as a second language might in some way excuse filing delinquencies, which it does not, the same circumstance that prevailed before continues to exist.

Soltera argues that revoking its registration will harm its current shareholders. Opp. at 5-6. This sort of argument—that the Commission will harm shareholders if it tries to protect them—is often made in proceedings under Section 12(j). *See, e.g.*, *Impax Labs., Inc.*, 2008 SEC LEXIS 1197, at *37; *America's Sports Voice*, 2007 SEC LEXIS 1241, at *14-15. In reality, Soltera, not the Commission, is responsible for the harm to current investors occasioned by the revocation of Soltera's registration. As noted, current investors have been harmed "by the continuing lack of current, reliable, and audited financial information" about Soltera "because they cannot make an informed investment decision." *Impax Labs., Inc.*, 2008 SEC LEXIS 1197, at *37-38; *see America's Sports Voice*, 2007 SEC LEXIS 1241, at *15. And, Soltera's refrain ignores the continuing harm to potential shareholders occasioned by Soltera's repeated delinquencies. *See America's Sports Voice*, 2007 SEC LEXIS 1241, at *15. In any event, possible harm to current shareholders "cannot be the determining factor in" deciding whether to revoke an issuer's registration. *Id*. Rather, "[r]evocation is a prospective remedy and" can be "imposed based on . . . concern about protecting future investors in [a] Company." *Citizens Capital Corp.*, 2012 SEC LEXIS 2024, at *36.

Soltera argues that revocation is not warranted because the Division has not alleged fraud or inaccuracies in Soltera's filings. Opp. at 6. True enough, but Section 12(j) does not require a showing of scienter, fraud, or filing inaccuracies. *See Impax Labs, Inc.*, 2008 SEC LEXIS 1197, at *21 n.19, *27.

Montanari states that the board has now agreed to provide adequate funding so that Soltera can meet its reporting obligations. Montanari Declaration at 4. Relatedly, Soltera's counsel says he will "insist" that Soltera comply with its reporting obligations. Lysiak Declaration at 3. Relying on these statements, Soltera argues that revocation is not warranted. Opp. at 9. Of course, Soltera's ability to meet its obligations and to pay counsel is dependent on its ability to raise funds or generate revenue. But there are serious reasons to doubt Soltera's ability to do either. Montanari claims Soltera did not receive Corporation Finance's March 2015 delinquency letter because its "Overland Mail Service" had been suspended due to non-payment. Montanari Declaration at 3. And there is "substantial doubt regarding [Soltera's] ability to continue as a going concern." 2014 Form 10-K at F-6. This doubt is heightened by the fact that the global mining industry is currently "depressed" and efforts to raise capital are "significantly challenging." Montanari Declaration at 5.

For the reasons described above, I find that Soltera has not made a "strongly compelling showing" that "would justify a sanction less than revocation." *Calais Res. Inc.*, 2012 SEC LEXIS 2023, at *18. I therefore find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Soltera.[6]

Order

It is ORDERED that the Division's Motion for Summary Disposition is GRANTED and, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of

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[6] I additionally find that revocation will serve the public interest because it will deter Soltera "and other issuers from refusing to comply with the reporting requirements until they are threatened with imminent revocation by a Commission enforcement action." *Absolute Potential, Inc.*, 2014 SEC LEXIS 1193, at *32.

registered securities of Soltera Mining Corp. is hereby REVOKED. Soltera's motion to "set case for trial" is DENIED as moot.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Under that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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James E. Grimes
Administrative Law Judge

APPENDIX

Soltera Mining Corp.
Table of periodic filings

Filing Type or Event	Period end	Due date	Event Date	Event	Months/days late	Running total of missing filings	12b-25?
10-QSB	1/31/2006	3/17/2006		Missed deadline		1	Not filed
10-QSB	1/31/2006	3/17/2006	4/4/2006	Filed late	18 days		N/A
10-QSB	4/30/2006	6/14/2006	6/7/2006	Timely filed		0	N/A
10-QSB	7/31/2006	9/14/2006	9/5/2006	Timely filed		0	N/A
10-KSB	10/31/2006	1/29/2007	1/22/2007	Timely filed		0	N/A
10-QSB	1/31/2007	3/19/2007	3/7/2007	Timely filed		0	N/A
10-QSB	4/30/2007	6/14/2007	6/14/2007	Timely filed		0	N/A
Montanari becomes CEO			7/24/2007	Montanari appointed			
10-QSB	7/31/2007	9/14/2007		Missed deadline		1	9/17/2007
10-QSB	7/31/2007	9/14/2007	9/18/2007	Filed late	4 days	0	N/A
10-KSB	10/31/2007	1/29/2008		Missed deadline		1	1/30/2008
10-KSB	10/31/2007	1/29/2008	2/21/2008	Filed late	23 days	0	N/A
10-QSB	1/31/2008	3/17/2008		Missed deadline		1	3/18/2008
10-QSB	1/31/2008	3/17/2008	3/24/2008	Filed late	7 days	0	N/A
10-QSB	4/30/2008	6/16/2008		Missed deadline		1	6/17/2008
10-QSB	4/30/2008	6/16/2008	7/24/2008	Filed late	1 month, 8 days	0	N/A
10-QSB	7/31/2008	9/15/2008		Missed deadline		1	9/16/2008
10-QSB	7/31/2008	9/15/2008	9/23/2008	Filed late	8 days	0	N/A
10-KSB	10/31/2008	1/29/2009		Missed deadline		1	Not filed
10-Q	1/31/2009	3/17/2009		Missed deadline		2	Not filed
10-Q	4/30/2009	6/15/2009		Missed deadline		3	Not filed
10-KSB	10/31/2008	1/29/2009	8/28/2009	Filed late	6 months, 30 days	2	N/A
10-Q	7/31/2009	9/14/2009		Missed deadline		3	Not filed
10-K	10/31/2009	1/29/2010		Missed deadline		4	Not filed
10-Q	1/31/2010	3/17/2010		Missed deadline		5	Not filed
10-Q	4/30/2010	6/14/2010		Missed deadline		6	Not filed
10-Q	7/31/2010	9/14/2010		Missed deadline		7	Not filed

Soltera Mining Corp.
Table of periodic filings

Filing Type or Event	Period end	Due date	Event Date	Event	Months/days late	Running total of missing filings	12b-25?
10-K	10/31/2010	1/31/2011		Missed deadline		8	Not filed
10-Q	1/31/2011	3/17/2011		Missed deadline		9	Not filed
10-Q	4/30/2011	6/14/2011		Missed deadline		10	Not filed
10-Q	7/31/2011	9/14/2011		Missed deadline		11	Not filed
10-K	10/31/2011	1/30/2012		Missed deadline		12	Not filed
10-Q	1/31/2012	3/16/2012		Missed deadline		13	Not filed
10-Q	4/30/2012	6/14/2012		Missed deadline		14	Not filed
10-Q	7/31/2012	9/14/2012		Missed deadline		15	Not filed
10-K	10/31/2012	1/29/2013		Missed deadline		16	Not filed
10-Q	1/31/2013	3/18/2013		Missed deadline		17	Not filed
10-K	10/31/2009	1/29/2010	3/18/2013	Filed late	37 months, 18 days	16	
Soltera receives delinquency letter			3/25/2015	Delinquency letter			
10-K	10/31/2010	1/31/2011	4/29/2013	Filed late	26 months, 29 days	15	
10-Q	4/30/2013	6/14/2013		Missed deadline		16	Not filed
10-K	10/31/2011	1/30/2012	6/17/2013	Filed late	16 months, 18 days	15	N/A
10-Q	7/31/2013	9/16/2013		Missed deadline		16	Not filed
10-K	10/31/2012	1/29/2013	9/30/2013	Filed late	8 months, 1 day	15	N/A
10-Q	7/31/2012	9/14/2012	10/25/2013	Filed late	13 months, 11 days	14	N/A
10-Q	4/30/2012	6/14/2012	10/25/2013	Filed late	16 months, 11 days	13	N/A
10-Q	1/31/2012	3/16/2012	10/25/2013	Filed late	19 months, 9 days	12	N/A
10-Q	7/31/2011	9/14/2011	10/25/2013	Filed late	25 months, 11 days	11	N/A
10-Q	4/30/2011	6/14/2011	10/25/2013	Filed late	28 months, 11 days	10	N/A
10-Q	1/31/2011	3/17/2011	10/25/2013	Filed late	31 months, 8 days	9	N/A
10-Q	7/31/2010	9/14/2010	10/25/2013	Filed late	37 months, 11 days	8	N/A
10-Q	4/30/2010	6/14/2010	10/25/2013	Filed late	40 months, 11 days	7	N/A
10-Q	1/31/2010	3/17/2010	10/25/2013	Filed late	43 months, 8 days	6	N/A
10-Q	7/31/2009	9/14/2009	10/25/2013	Filed late	49 months, 11 days	5	N/A

Soltera Mining Corp.
Table of periodic filings

Filing Type or Event	Period end	Due date	Event Date	Event	Months/days late	Running total of missing filings	12b-25?
10-Q	4/30/2009	6/15/2009	10/25/2013	Filed late	52 months, 10 days	4	N/A
10-Q	1/31/2009	3/17/2009	10/25/2013	Filed late	55 months, 8 days	3	N/A
10-K	10/31/2013	1/29/2014		Missed deadline		4	1/30/2014
10-Q	1/31/2014	3/17/2014		Missed deadline		5	Not filed
10-Q	4/30/2014	6/16/2014		Missed deadline		6	Not filed
10-K	10/31/2013	1/29/2014	8/8/2014	Filed late	6 months, 10 days	5	N/A
10-Q	7/31/2014	9/15/2014		Missed deadline		6	Not filed
10-K	10/31/2014	1/29/2015		Missed deadline		7	Not filed
10-Q	1/31/2015	3/17/2015		Missed deadline		8	Not filed
Second delinquency letter sent			3/19/2015	Delinquency letter sent			
10-Q	4/30/2015	6/16/2015		Missed deadline		9	Not filed
Proceeding instituted			6/16/2015	Proceeding instituted			
10-Q	4/30/2015	6/16/2015	7/6/2015	Filed late	20 days	8	N/A
10-Q	1/31/2015	3/17/2015	7/6/2015	Filed late	3 months, 19 days	7	N/A
10-Q	7/31/2014	9/15/2014	7/2/2015	Filed late	9 months, 17 days	6	N/A
10-Q	4/30/2014	6/16/2014	7/2/2015	Filed late	12 months, 16 days	5	N/A
10-Q	7/31/2013	9/16/2013	7/2/2015	Filed late	21 months, 16 days	4	N/A
10-Q	1/31/2014	3/17/2014	7/2/2015	Filed late	15 months, 15 days	3	N/A
10-Q	4/30/2013	6/14/2013	7/2/2015	Filed late	24 months, 18 days	2	N/A
10-Q	1/31/2013	3/18/2013	7/2/2015	Filed late	27 months, 14 days	1	N/A